UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549



September 13, 2004

Via U.S. Mail and Facsimile

Stephen N. Landsman, Esq.
General Counsel
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563

Re: **Nalco Holding Company**
     Registration Statement on Form S-1
     File No. 333-118583
     Filed August 26, 2004

Dear Mr. Landsman:

We have reviewed your filing and have the following comments. Please note that we have
limited our review to transactional matters. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your explanation as
to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have

about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. In particular, please provide us with Exhibit 5.1. Understand that we will need adequate time to review these materials before accelerating effectiveness.

2. Complete all non-430A information in your next amendment, or as soon as possible, including the number of shares being offered and the price range. We may have additional comments based upon this information.

Use of proceeds, page 28

3. Please state the interest rate and maturity of the indebtedness you will repay with proceeds of this offering.

4. Please clarify whether members of management and principal shareholders of the company as well as Goldman Sachs or its affiliates will receive proceeds of this offering in connection with the reincorporation. If not, please advise supplementally. We note that you intend to use a portion of the proceeds from this offering to pay a dividend to Nalco LLC, which is owned primarily by your "sponsor group". Please discuss Nalco LLC's plans for those proceeds.

Certain relationships and related party transactions – Warrants, page 103

5. Please disclose the price at which Nalco LLC will purchase shares from the company upon exercise of the Warrants. In addition, we note that the warrants will vest over time, upon your achievement of certain EBITDA targets and other specified events. However, it appears that the LLC will use these warrants to obtain shares necessary to repurchase class A units and vested units from members of management. As it does not appear that management's ability to put units back to the LLC is contingent upon your meeting any EBITDA targets or other specified events, it is unclear how the terms of the warrants will enable the LLC to obtain these shares when they are needed. Please clarify.

Shares eligible for future sale, page 121

6. Prior to effectiveness, indicate how many shares may be resold subject to Rule 144. Also state the number of shares that will be subject to the registration rights agreement.

CF1-00009864

Underwriting, page 126

7.   Indicate any current intentions to release shares subject to the lock-up agreement, and disclose what factors will be used in any determination to release those shares.

8.   Indicate the amount of shares that you have reserved for the directed share program, and please supplementally provide us with a copy of the materials that you sent or plan to send to directed share program participants. State whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement. Also, please supplementally confirm, if true, that:

- no offers were made prior to the filing of the registration statement;
- offers were made only with the prospectus; and
- no funds have been or will be committed or paid prior to effectiveness of the registration statement.

Note that we may have additional comments upon review of your response.

9.   We note that a prospectus in electronic format may be made available online.

- Regarding the availability of the prospectus online:

    o Provide us also with copies of all information concerning your company or prospectus that has appeared online. If you subsequently enter into any such arrangements, promptly supplement your response.

    o Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus online. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.

- Regarding the placement of orders online:

    o Advise which of your underwriters, will engage in any electronic offer, sale, or distribution of the shares. Describe the procedures to be used to us supplementally, or confirm that the Division's Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any members of an underwriting syndicate that your underwriters may form that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures or a similar confirmation. We may have additional comments upon review of your response.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Gordon at (202) 942-1945 with any questions.

Sincerely,



Pamela Long
Assistant Director

cc: John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton, & Garrison LLP